

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2023

Robert Wiley
Chief Financial Officer
AMMO, INC.
7681 E. Gray Road
Scottsdale, AZ 85260

   Re: AMMO, INC.
     Form 10-K for fiscal year ended March 31, 2022
     Filed June 29, 2022
     File No. 001-13101

Dear Robert Wiley:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing